Richard T. Beard

President and Chief Executive Officer

People’s Utah Bancorp

1 East Main Street

American Fork, UT 84003

April 20, 2015

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Michael Clampitt and Ms. Jessica Livingston

Re:	People’s Utah Bancorp.
Draft Registration Statement on Form S-1
Submitted March 11, 2015
CIK No. 0001636286

Dear Mr. Clampitt and Ms. Livingston:

We are in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated April 2, 2015 (the “SEC Comment Letter”) regarding the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”) filed by People’s Utah Bancorp (the “Company”). The numbered responses set forth below contain each of the Staff’s comments in total set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter.

Concurrently herewith, we are filing publicly with the Commission by EDGAR transmission and by Federal Express a registration statement on Form S-1 (the “Public Filing”). To aid in your review, we have also enclosed with this letter a copy of the Public Filing which is marked to indicate all of the changes from the Registration Statement. The changes made in the Public Filing are principally in response to the Staff’s comments as set forth in the SEC Comment Letter.

Draft Registration Statement

Comment No. 1:

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Securities and Exchange Commission

April 20, 2015

Response to Comment No. 1:

In response to the Staff’s comment, we advise the Staff that we have not provided any written materials to potential investors in connection with this offering in reliance on Section 5(d) of the Securities Act. If any such written materials are provided to potential investors, we will supplementally provide such materials to the Staff.

Our Business Strategy

Continue to grow through Strategic Mergers …, page 4

Comment No. 2:

2.	Please revise to disclose whether there are any current plans, arrangements, and/or understandings to make any specific acquisitions. If so, please provide details.

Response to Comment No. 2:

In response to the Staff’s comment, we have revised the disclosure in the Public Filing to disclose that although we plan to identify and explore specific acquisition opportunities, we have no present agreements or commitments to make any acquisition.

Comment No. 3:

3.	Clarify that there are no assurances that any of these aspects of your growth plans will occur or be successful.

Response to Comment No. 3:

In response to the Staff’s comment, we have revised the disclosure in the Public Filing to clarify that there are no assurances that any of these aspects of our growth plans will occur or be successful.

Use of Proceeds, page 31

Comment No. 4:

4.	Please revise to indicate whether any funds will be used to add capital to the subsidiary banks. In addition, if any funds will be used for branch openings or acquisitions in the next twelve months, so describe.

Securities and Exchange Commission

April 20, 2015

Response to Comment No. 4:

In response to the Staff’s comment, we have revised the disclosure in the Public Filing to indicate that no funds will be used to add capital to the subsidiary banks, and that we have no plans at present to use the funds for branch openings or acquisitions in the next twelve months.

Dilution, page 34

Comment No. 5:

5.	If the exercise of the vested derivatives would result in a material change to the percentages in either table presented, add a footnote disclosing the impact on each table.

Response to Comment No. 5:

In response to the Staff’s comment, we have revised the disclosure in the Public Filing to add footnotes disclosing the impact of vested derivatives on the above-referenced tables.

Business

Hire Additional Motivated…, page 70

Comment No. 6:

6.	Noting the incentive compensation paid for production, revise to describe the controls that limit the possibility of riskier behaviors that may result.

Response to Comment No. 6:

In response to the Staff’s comment, we have revised the disclosure in the Public Filing to describe the controls that limit the possibility of riskier behavior that may result from the payment of incentive compensation.

Lending Activities

Commercial and Industrial Loans, page 74

Comment No. 7:

7.	Expand the discussion on leasing and the plans for private label leasing to provide more detail about the leases and the underwriting and to disclose the particular risks involved.

Response to Comment No. 7:

Securities and Exchange Commission

April 20, 2015

In response to the Staff’s comment, we have revised the disclosure in the Public Filing to expand the discussion on leasing and our plans for private label leasing to provide more detail about the leases and the underwriting and to disclose the particular risks involved.

Certain Relationships And Related Party Transactions

Loans to Officers, Directors and Affiliates, page 74

Comment No. 8:

8.	Please revise to clarify whether the loans are made on terms no more favorable than those offered to persons not related to the Banks, rather than to the “general public.”

Response to Comment No. 8:

In response to the Staff’s comment, we have revised the disclosure in the Public Filing to clarify that the loans are made on terms no more favorable than those offered to persons not related to the Banks.

Principal and Selling Shareholders, page 115

Comment No. 9:

9.	Please revise footnote (1) to the Table and indicate the table does not include any shares purchased in the Directed Share Program or revise the shares held after the offering in the Table above.

Response to Comment No. 9:

In response to the Staff’s comment, we have revised footnote (1) to the Table to indicate that the table does not include any shares purchased in the Directed Share Program.

Underwriting

Directed Share Program, page 131

Comment No. 10:

10.	Please advise us of specifically who is administering the directed share program.

Response to Comment No. 10:

In response to the Staff’s comment, we have revised the disclosure in the Public Filing to indicate that D. A. Davidson & Co. is administering the Directed Share Program.

Securities and Exchange Commission

April 20, 2015

* * *

Please contact the Company’s counsel, Nolan S. Taylor, of Dorsey & Whitney LLP, at (801) 933-7366 or Richard T. Beard at the Company at (801) 642-3998 if you have any questions with respect to this letter.

Very truly yours,

PEOPLE’S UTAH BANCORP

/s/ RICHARD T. BEARD
Richard T. Beard Chief Executive Officer

cc:	Nolan S. Taylor